1.	Election of the following nominees as directors, as set forth in the Management Information Circular.

For Withhold For Withhold For Withhold

01 - James H. Coleman ☐ ☐ 02 – Rockne J. Timm ☐ ☐ 03 – A. Douglas Belanger ☐ ☐

04 - James P. Geyer ☐ ☐ 05 – Yves Gagnon ☐ ☐ 06 – Robert A. Cohen ☐ ☐

07 - James Michael Johnston ☐ ☐

2.	Appointment of PricewaterhouseCoopers LLP as auditors for the year ending December 31, 2020 and authorization of the Board of Directors to fix the auditor’s remuneration.

For Withhold

 ☐ ☐

3.	To consider and, if thought fit, to pass, with or without variation, an ordinary resolution of disinterested shareholders to approve the re-pricing of certain stock options previously granted to insiders of Gold Reserve Inc., as described in the Management Information Circular.

For Against

☐ ☐

B Authorized Signatures - This section must be completed for your vote to be counted. Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

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ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

SEPTEMBER 10, 2020

PROXY IS SOLICITED BY THE MANAGEMENT OF GOLD RESERVE INC.

The undersigned shareholder of Gold Reserve Inc. (the “Company”) hereby appoints Rockne J. Timm, Chief Executive Officer of the Company, or failing him, Robert A. McGuinness, Vice President Finance and Chief Financial Officer of the Company, or instead of either of them,_____________________________ , as proxyholder for the undersigned, with power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual General and Special Meeting of Shareholders of the Company to be held on September 10, 2020 (the “Meeting”) at 9:30 a.m. (Pacific daylight time) and at any adjournment or postponement thereof, in the same manner, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment or postponements thereof and, without limiting the general authorization given, the persons above named are specifically directed to vote on behalf of the undersigned in the following manner:

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)